Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

US Securities and Exchange Commission (‘SEC’) Shelf Registration Statement filed

Sydney Australia, 2 June 2017: Benitec Biopharma Limited (the ‘Company’) (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today announced that it has filed a Shelf Registration Statement on Form F-3 with the US Securities and Exchange Commission (the ‘SEC’). When declared effective by the SEC (subject to an initial review), the registration statement will allow the Company to issue up to US$20 million of various types of securities, including ordinary shares, preferred shares and/or warrants, from time to time over a period of three years. Any ordinary shares issued will trade in the form of American Depositary Shares, which currently trade on NASDAQ under symbol BNTC.

In the United States, offers of securities under Shelf Registration Statement such as the Form F-3 are customary practice as they allow companies to undergo the SEC review process before commencing an offer of securities. Using a Shelf Registration Statement means the Company can come to market more quickly and efficiently. The Company has no immediate plans to issue securities under the registration statement.

Greg West, Chief Executive Officer of Benitec, said, “Sound capital management is about being prepared. When the capital markets have a strong appetite for gene therapy we need to be ready to access the markets. The shelf registration is a common feature of capital management programs for dual-listed companies like Benitec and is a standard industry practice. It provides more efficient access to US capital markets to facilitate our ongoing development and growth.”

After the shelf registration becomes effective, the Company may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and the Company’s capital needs. The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to completion of the offering.

These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offering of the securities covered under the shelf registration statement will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offer.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. In collaboration with strategic partner Nant Capital, LLC and its affiliates, Benitec is developing a clinical stage product for Head and Neck Squamous Cell Carcinoma using antisense RNA technology. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com